
Mail Stop 3720

June 8, 2009

Mr. Charles M. Peck
Chief Executive Officer
Whitney Information Network, Inc.
1612 East Cape Coral Parkway
Cape Coral, Florida 33904

> **Re:** **Whitney Information Network, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 0-27403**

Dear Mr. Peck:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Note 16-Commitments and Contingencies, page 68

1. We note your statement on page 69 that on November 17, 2008, the United States District Court for the Middle District of Florida issued an order granting your motion to dismiss the Durham class action lawsuit without prejudice. However, the court denied this motion to dismiss. Please amend your Form 10-K to correct.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of

1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or me at (202) 551-3810 if you have questions regarding these comments.

Sincerely,

/s
Larry Spirgel
Assistant Director